SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 6-K

                           Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16
                   of the Securities Exchange Act of 1934

                 For the nine months ended September 30, 2002


                        Carmanah Technologies Corporation
------------------------------------------------------------------------------
                              (Registrant's name)
                        1304 - 925 West Georgia Street
                         Vancouver, British Columbia
                                Canada V6C 3L2


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F X  (SEC File No: 0-30052)               Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes :   X                                         No :

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         File # 0-30052.

                          CARMANAH TECHNOLOGIES CORP.



                              Table of Contents

                                                                           Page

Item 1.  News Release (2002-09-15)                                            1

Item 2.  News Release (2002-09-16)                                            2

Item 3.  News Release (2002-09-17)                                            3

Item 4.  News Release (2002-09-18)                                            4

Item 5.  News Release (2002-09-19)                                            5

Item 6.  News Release (2002-10-20)                                         6-11

Item 7.  News Release (2002-11-21)                                        12-13

Item 8.  News Release (2002-11-22)                                           14

Item 9.  News Release (2002-11-23)                                        15-16

Item 10. News Release (2002-11-24)                                        17-18

Item 11. News Release (2002-12-25)                                        19-20

Item 12. Interim Unaudited Financial Statements for the
         Nine Months Ended September 30, 2002

         12.1 Consolidated Interim Balance Sheets                           F-1
         12.2 Consolidated Interim Statements of Operations and Deficit     F-2
         12.3 Consolidated Interim Statements of Cash Flows                 F-3
         12.4 Notes to Consolidated Interim Financial Statements         F4-F10
         12.5 Schedule B: Supplementary Information                     F11-F13
         12.6 Schedule C: Management Discussion                         F14-F19

                                                                              1
                          CARMANAH TECHNOLOGIES CORP.

FOR IMMEDIATE RELEASE                              Thursday, September 19, 2002
                                                               (No. 2002-09-15)

CARMANAH UNVEILS SOLAR-POWERED ILLUMINATED TRANSIT STOP

Victoria, British Columbia - September 19, 2002 - Carmanah Technologies Corporation (TSX VE: CMH) is pleased to announce the release of i-STOP(TM), North America's first solar-powered, LED-illuminated transit stop for the mass transit industry.

Information, illumination, and intelligence. The i-STOP(TM) incorporates (1) a patented TranSignal(TM) flashing beacon to notify an oncoming bus that a stop is requested, (2) a security down-light so waiting bus passengers don't have to stand in darkness, and (3) an on-demand illuminated schedule allowing timetable readability from dusk till dawn. i-STOP(TM) is completely modular, enabling transit authorities to select the features that meet their current requirements / budget, with the ability to upgrade at any point in the future.

With no digging, wiring, or electrical connections required, the i-STOP(TM) installs on all conventional transit stop signposts in minutes. It is maintenance-free for up to five years with zero operating costs and uses a "renewable energy" solar-powered battery system that will charge even on overcast or foggy days. The i-STOP(TM) uses high-intensity LEDs (light emitting diodes) for all of its lighting features, ensuring long life and no servicing. The i-STOP(TM) is a rugged, vandal-resistant, self-contained unit built to ISO 9001 standards.

"The number one initiative for most transit agencies in North America is to increase ridership. The i-STOP(TM) supports their efforts by providing riders with an improved transit experience", states Carmanah's CEO, Mr. Art Aylesworth. "The i-STOP(TM) provides a hi-tech, no-maintenance customer enhancement solution that is cost-effective and low risk - because it uses our proven solar-powered LED technology."

Carmanah unveiled the i-STOP(TM) on Tuesday during a presentation at the Victoria office of BC Transit, the 13th largest transit authority in North America. David McLean, Chair of the Victoria Regional Transit Commission, stated "We are excited about the customer service benefits that Carmanah's i-STOP(TM) offers to our organization. We are even more pleased to see a Victoria-based company leading the way with this technology. BC Transit is looking forward to the installation of our first 10 i-STOP(TM) systems next month, as we continue to look for new ways to enhance our customer service."

"The potential for the i-STOP(TM) is significant", states Mr. Aylesworth. "As an example, there are approximately one million transit stops in North America alone and an equal number in western Europe." The retail price of each i-STOP(TM) system is between US$700 and US$1100, depending on configuration.

Carmanah Technologies Inc. will be unveiling the i-STOP(TM) internationally at the American Public Transportation Association (APTA) Exposition, September 23-25, 2002 in Las Vegas, Nevada. For further information about the i-STOP(TM), visit www.carmanah.com/transit.asp.

About Carmanah Technologies Inc.

Carmanah designs, manufactures and supplies patented, proprietary solar-powered LED lighting solutions to the marine, transit, roadway and railway markets.
The company currently has more than 45,000 units installed in 110 countries. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For more details, please visit www.carmanah.com.

On Behalf of the Board of Directors
Carmanah Technologies Corporation

"Praveen Varshney"

Praveen Varshney, Director

Corporate Contact:          Media Contact:          Investor Relations Contact:
Mr. Praveen Varshney,       Mr. David Davies     Vanguard Shareholder Solutions
Director                    Tel:  (250) 382-4332           Tel:  (604) 608-0824
Tel:  (604) 629-0264        ddavies@carmanah.com     Toll-Free:  1-866-801-0777
Toll-Free:  1-866-629-0264                                vanguard@carmanah.com
investors@carmanah.com

-------------------------------------------------------------------------------
      Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2
      Phone (604) 629-0264   Toll Free 1-866-629-0264 Fax (604) 682-4768
                      e-mail: investors@carmanah.com

                                                                              2
                       CARMANAH TECHNOLOGIES CORP.

FOR IMMEDIATE RELEASE                               Monday, September 23, 2002
                                                                (No.2002-09-16)

CANADIAN COMPANY INTRODUCES THE WORLD'S FIRST
SOLAR POWERED BUS STOP TO INTERNATIONAL MARKET

Victoria, British Columbia - September 23, 2002 - Carmanah Technologies Corporation (TSX VE: CMH, Berlin and Frankfurt Stock Exchanges: QCX) is unveiling i-STOP(TM), the world's first solar-powered, LED (light emitting diode) illuminated bus stop, to the multibillion dollar worldwide transit market at the American Public Transportation Association (APTA) Exposition in Las Vegas, Nevada, USA.

i-STOP(TM) is a completely new concept in transit customer service and safety This solar-powered, illuminated transit stop system incorporates features such as (1) a patented flashing beacon to notify an oncoming bus that a stop is requested, (2) security down lighting so waiting passengers don't have to stand in darkness, and (3) an illuminated schedule case enabling nighttime timetable readability.

i-STOP(TM) uses solar power as an alternative energy source to operate autonomously for up to 5 years, at which point only the battery pack is replaced (and the old pack is recycled). Carmanah's proprietary edge-lit LED illumination is shock-proof, lasts for up to 100,000 hours of operation, and draws only one-tenth of the power of incandescent lighting. The entire system can be installed in minutes with no digging, wiring or external electrical connections; hence there are no traffic delays or disruption to the local power source or street aesthetics.

Carmanah has over 45,000 units of its lighting products installed by the US and Canadian Coast Guards as well as military, commercial and private organizations around the world. "We have developed a international reputation for solar-powered LED lighting products that operate flawlessly under some of the world's harshest conditions," says Mr. Aylesworth. "We are now offering this same proprietary, reliable technology to the transit industry with the I-STOP(TM)."

Carmanah has already received orders from numerous transit agencies in US cities including Palm Springs, CA; Medford, OR; Sacramento, CA; Denton, TX; Long Beach, CA; San Bernardino, CA and Arlington, TX, as well as London, England and our home base of Victoria, British Columbia. Hundreds of prototypes are planned for trial testing in the U.S. and Europe this year, and Carmanah plans to open new sales offices to accommodate the demand in these regions.

There are approximately one million bus stops in North America alone. The 2300 bus transit agencies in the U.S. spend one billion dollars annually on bus facilities and more than 40 of these agencies have already expressed interest in Carmanah's i-STOP(TM) system. "The U.S. government has committed $7.7 billion to public transit for 2002 in a push to modernize facilities and increase ridership," states Mr. Aylesworth.

Carmanah's new transit products can be viewed at booth #7249 at the American Public Transportation Association (APTA) Exposition September 23-25, 2002 in Las Vegas, NV, USA.

The i-STOP(TM) is protected by US patents 6,013,985 and Canadian patent 2,241,044. Further patents are pending.

About Carmanah Technologies Inc.

Carmanah is an award winning alternative energy manufacturer specializing in patented, proprietary solar-powered LED lighting solutions for the marine, transit, roadway and railway markets. The company has more than 45,000 units installed in 110 countries and manufactures under ISO 9001 quality assurance standards. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For further information, please visit www.carmanah.com.

On Behalf of the Board of Directors
Carmanah Technologies Corporation

"Praveen Varshney"

Praveen Varshney, Director



Corporate Contact:          Media Contact:          Investor Relations Contact:
Mr. Praveen Varshney,       Mr. David Davies     Vanguard Shareholder Solutions
Director                    Tel:  (250) 382-4332           Tel:  (604) 608-0824
Tel:  (604) 629-0264        ddavies@carmanah.com     Toll-Free:  1-866-801-0777
Toll-Free:  1-866-629-0264                                vanguard@carmanah.com
investors@carmanah.com

-------------------------------------------------------------------------------
      Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2
      Phone (604) 629-0264   Toll Free 1-866-629-0264 Fax (604) 682-4768
                      e-mail: investors@carmanah.com

                        CARMANAH TECHNOLOGIES CORP.

FOR IMMEDIATE RELEASE                               Monday, September 23, 2002
                                                               (No. 2002-09-17)


CARMANAH WINS "TECHNOLOGY COMPANY OF THE YEAR" AWARD


Victoria, British Columbia - September 23, 2002 - Carmanah Technologies Corporation (TSX VE: CMH, Berlin and Frankfurt Stock Exchanges: QCX) is pleased to announce that it was awarded VIATeC's Technology Company of the Year award on September 19th, 2002 to a sold-out awards presentation dinner. The award recognizes Carmanah's exceptional growth and productivity in the last year, as well as the Company's commitment to excellence in the field of solar-powered LED technology.

"We are truly overwhelmed to receive this award," states Mr. Chuck Francis, Carmanah's Chief Operating Officer who accepted the award. "There are a number of outstanding, world-class technology organizations on Vancouver Island, and we are proud to be recognized among them. It has been the outstanding dedication of the entire Carmanah team that has enabled the company to achieve its level of success to-date. Every staff member and all stakeholders associated with Carmanah should take pride in this award."

To qualify as a "Company of the Year" award candidate, a technology company must have been in business for a minimum of three years. The organization must demonstrate excellence through innovation, increasing profitability and sound business fundamentals. Also considered are a company's commitment to the technology sector on Vancouver Island and its involvement in the community.
A confidential process is used to validate key performance data.

About VIATeC

VIATeC is a not-for-profit, industry-driven organization that actively promotes and supports the advanced-technology industry on Vancouver Island. VIATeC's mandate is to facilitate the development of Vancouver Island as a global centre of excellence for advanced technology.

About Carmanah Technologies Inc.

Carmanah is an award winning alternative energy manufacturer specializing in patented, proprietary solar-powered LED lighting solutions for the marine, transit, roadway and railway markets. The company has more than 45,000 units installed in 110 countries and manufactures under ISO 9001 quality assurance standards. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For further information, please visit www.carmanah.com.

On Behalf of the Board of Directors
Carmanah Technologies Corporation

"Praveen Varshney"

Praveen Varshney, Director

Corporate Contact:          Media Contact:          Investor Relations Contact:
Mr. Praveen Varshney,       Mr. David Davies     Vanguard Shareholder Solutions
Director                    Tel:  (250) 382-4332           Tel:  (604) 608-0824
Tel:  (604) 629-0264        ddavies@carmanah.com     Toll-Free:  1-866-801-0777
Toll-Free:  1-866-629-0264                                vanguard@carmanah.com
investors@carmanah.com

-------------------------------------------------------------------------------
      Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2
      Phone (604) 629-0264   Toll Free 1-866-629-0264 Fax (604) 682-4768
                      e-mail: investors@carmanah.com

                          CARMANAH TECHNOLOGIES CORP.

FOR IMMEDIATE RELEASE                              Tuesday, September 24, 2002
                                                               (No.2002-09-18)

LONDON TRANSIT USERS "SEE THE LIGHT" WITH CARMANAH'S SOLAR-POWERED ILLUMINATED TRANSIT STOP

Victoria, British Columbia - September 24, 2002 - Carmanah Technologies Corporation (TSX VE: CMH, Berlin and Frankfurt Stock Exchanges: QCX) is pleased to announce today that it has been selected for a field trial of 24 solar-powered, LED (light emitting diode) illuminated transit stops in London, England by London Bus Services.

This field trial is a result of a successful 9-month prototype test performed over the winter of 2001. Based on the prototype performance, as well as the company's power management system and rugged construction, Carmanah is now one of only two companies participating in this larger scale program.

While enjoying high demand for its i-STOPTM solar-powered, illuminated transit stop in North America, this U.K. field trial order is considered a major step forward for Carmanah's international presence with this technology. Worth an estimated Cdn$15M to $18M, the London Bus Services project would require a system-wide rollout of approximately 12,000 illuminated transit stops over the course of three years. A final supplier decision is scheduled for April, 2003

To ensure the field trial is successful and to establish a European presence for the company, Carmanah is relocating senior level engineering staff to the UK effective October 15th, 2002.

Ken Livingstone, Mayor of London, UK, has made public transit one of the city's top priorities. Investment in public transport was increased by 350 million British pounds for 2002/2003 and better information for bus passengers is one of the key improvements outlined in London's transport strategy.

About Carmanah's Solar-Powered, LED-Illuminated Transit Stop

Using the company's proven solar power/LED integration technologies, Carmanah illuminated transit stop is vandal-resistant and virtually maintenance-free. It is designed to operate autonomously for up to 5 years, at which point only the battery pack is replaced (and the old pack is recycled). The proprietary edge-lit LED illumination is shock-proof, lasts for up to 100,000 hours of operation and draws only one-tenth of the power of incandescent lighting.
The entire system can be installed in minutes with no digging, wiring or external electrical connections; hence there are no traffic delays or disruption to the local power source or street aesthetics.

"Our transit stop illumination technology is very appealing to transit authorities on a number of fronts", states Art Aylesworth, Carmanah's CEO.
"It provides them with a way of providing enhanced customer service and safety using a high-tech solution that is relatively low-cost, simple to implement, and uses a "green" alternative energy source."

The i-STOPTM is protected by US patents 6,013,985 and Canadian patent 2,241,044. Further patents are pending.

About Carmanah Technologies Inc.

Carmanah is an award winning alternative energy manufacturer specializing in patented, proprietary solar-powered LED lighting solutions for the marine, transit, roadway and railway markets. The company has more than 45,000 units installed in 110 countries. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For further information, please visit www.carmanah.com.

On Behalf of the Board of Directors
Carmanah Technologies Corporation

"Praveen Varshney"

Praveen Varshney, Director

Corporate Contact:          Media Contact:          Investor Relations Contact:
Mr. Praveen Varshney,       Mr. David Davies     Vanguard Shareholder Solutions
Director                    Tel:  (250) 382-4332           Tel:  (604) 608-0824
Tel:  (604) 629-0264        ddavies@carmanah.com     Toll-Free:  1-866-801-0777
Toll-Free:  1-866-629-0264                                vanguard@carmanah.com
investors@carmanah.com

-------------------------------------------------------------------------------
      Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2
      Phone (604) 629-0264   Toll Free 1-866-629-0264 Fax (604) 682-4768
                      e-mail: investors@carmanah.com

                       CARMANAH TECHNOLOGIES CORP.

FOR IMMEDIATE RELEASE                              Monday, September 30, 2002
                                                               (No.2002-09-19)

CARMANAH'S PRODUCTS AVAILABLE IN THE U.S. UNDER GSA SCHEDULE PROGRAM

Victoria, British Columbia - September 30, 2002 - Carmanah Technologies Corporation (TSX VE: CMH, Berlin and Frankfurt Stock Exchanges: QCX) is pleased to announce that it has been designated as a Federal Supply Contractor for the General Services Administration (GSA) in the United States. Under contract number GS-07F-0513M, Carmanah will now provide solar-powered LED lights through the GSA Federal Supply Schedule to U.S. federal government agencies.

"Carmanah products have proven themselves in terms of quality, reliability, and competitive pricing," stated Art Aylesworth, Carmanah's CEO. "We can now supply directly to the U.S. federal government as a pre-approved supplier, which greatly improves the efficiency of our sales program."

Federal agencies such as the US Coast Guard, the US Navy, etc. can now place orders directly with Carmanah through the GSA Schedule contract. Since receipt of its Federal Supply Contractor designation on September 4, 2002, Carmanah has sold more than $180,000 in products off of the GSA Schedule.

As a Federal Supply Contractor, Carmanah has agreed to fixed prices with the General Services Administration, which eliminates the long, expensive bidding process. Prices are determined to be reasonable by Contracting Officers, who compare the prices and discounts the company offers the government with those offered to commercial customers.

Carmanah's U.S. federal government customers can now also order its products using the "GSA Advantage!" online ordering system. In addition, all GSA contracting opportunities over $25,000 are advertised on the "FedBizOpps" website (www.fedbizopps.gov). Suppliers are able to register to receive e-mail notification of opportunities in their areas of interest. This enhances Carmanah's ability to reach customers seeking its solar-powered LED lighting products.

About General Services Administration

General Services Administration (GSA) is one of three central management agencies in the U.S. federal government. GSA is committed to bringing best practices and the latest technology to the U.S. federal government while leveraging the large federal market to provide the government the best value for commercial-quality goods and services.

About Carmanah Technologies Inc.

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, transit, roadway and railway markets. The company has more than 45,000 units installed in 110 countries. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For further information, please visit www.carmanah.com.

On Behalf of the Board of Directors
Carmanah Technologies Corporation

"Praveen Varshney"

Praveen Varshney, Director

Corporate Contact:          Media Contact:          Investor Relations Contact:
Mr. Praveen Varshney,       Mr. David Davies     Vanguard Shareholder Solutions
Director                    Tel:  (250) 382-4332           Tel:  (604) 608-0824
Tel:  (604) 629-0264        ddavies@carmanah.com     Toll-Free:  1-866-801-0777
Toll-Free:  1-866-629-0264                                vanguard@carmanah.com
investors@carmanah.com

-------------------------------------------------------------------------------
      Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2
      Phone (604) 629-0264   Toll Free 1-866-629-0264 Fax (604) 682-4768
                      e-mail: investors@carmanah.com

                    CARMANAH TECHNOLOGIES CORP.

FOR IMMEDIATE RELEASE                              Wednesday, October 23, 2002
                                                               (No. 2002-10-20)

CARMANAH ANNOUNCES SECOND CONSECUTIVE
PROFITABLE QUARTER AND RECORD REVENUE

Victoria, BC - October 23, 2002 - Carmanah Technologies Corporation (TSX VE:
CMH; Berlin and Frankfurt Stock Exchanges: QCX) is pleased to announce its third quarter results for the three months ended September 30, 2002. Highlights for the quarter are as follows:

   * Revenue up 81% over Q3 2001 to $1,632,523;
   * Profit of $43,472 for the quarter, as compared to net loss of $84,889 for Q3 2001;
   * Gross profit for the quarter reached a record 59% as direct sales increase;
   * Earnings before income tax, depreciation and amortization (EBITDA) was $146,389;
   * Revenue growth (81%) outpaced expenditures (61%);
   * Investment into developing new markets continued.

"This has been an exciting year for our company," stated Art Aylesworth, Carmanah's CEO. "Several key developments have come together to put our products at the forefront of the rising market for solar-powered LED lighting."

Carmanah's continued success is due to both the ongoing popularity of its marine navigation lights as well as the spread of its core proprietary solar-powered LED technology to new markets and applications. Key developments in the third quarter include:

   * In August, Carmanah's 700 Series lights became the first solar-powered LED-based marine lights to be officially approved by the U.S. Coast Guard
     (USCG) for use in the U.S. Aids-to-Navigation System, an approval process that took three years. This approval has international implications, as other regulatory bodies often follow the lead of the USCG.

   * In September, Carmanah was designated a U.S. Federal Supply Contractor. Carmanah now supplies lights directly to the U.S. federal government as a pre-approved supplier, without a bidding process. In the first month of becoming a Federal Supply Contractor, the USCG purchased US $180,000 worth of lights from Carmanah.

   * Major inroads have been made into the railway market with both solar-powered LED hazard lighting as well as bridge markers. Sales into the railway market accounted for approximately 18% of Carmanah's revenues in the third quarter.


Summary of Results for 2002

3 Months Ended September 30

Carmanah recorded a record $1,632,523 in revenues. This was an 81% increase of $733,107 over the same period in 2001.

Direct cost of goods totaled $664,427, as compared to $444,177 for the three months ended September 30, 2001. Total operational expenses were $928,529, a 61% increase over the $577,686 in the same period in 2001.

Gross profit as a percentage of sales reached a record 59%. Net income was $43,472 as compared to a net loss of $84,889 for the same period in 2001.


9 Months Ended September 30

Carmanah recorded a record $4,527,850 in revenues for the nine-month period. This was an increase of 79% over the same period in 2001. Revenue growth was achieved through (i) the continued growth of marine sales in existing product lines; (ii) expansion into the railway and mining markets with existing products; and (iii) expansion into the transportation and transit markets with entirely new products. Unit sales increased from 10,879 units sold and delivered for the first nine months of 2001 to 15,981 for the first nine months of 2002.

Direct cost of goods totaled $1,913,786 as compared to $1,184,030 for the nine months ended September 30, 2001. Gross profit as a percentage of sales was 58% as compared to 53% during the same period in 2001. This increase is a result of the Company's movement towards more direct selling through dedicated sales staff and an aggressive e-commerce program. EBITDA for the nine-month period was $345,605.

Total operational expenses were $2,620,847 as compared to $1,637,108 for the same period in 2001. This increase is attributed to the increased staff and administrative expenses necessary to support the Company's expansion into new products and new markets. As a percentage of sales, the operating expenses are down to 58%, as compared to 65% for the same period in 2001. Increasing investment is being made into markets that will be primary sources of revenues in the months and years to come.

Net income was $49,729 as compared to a net loss of $300,652 for the same period in 2001. The overall increase in net income is a result of an increase in sales.

Net working capital as at September 30, 2002 was $2,018,539
(current ratio of 5.75:1) as compared to $1,664,885 (current ratio of 4.76:1) as at December 31, 2001. The cash balance was $617,912 at quarter end as compared to $1,060,817 as at December 31, 2001. The decrease was primarily attributable to an increase in inventory levels.

The Company's non-current liabilities at September 30, 2002 totalled $52,127 and subsequent to quarter end, the operating credit facility was increased from $200,000 to $300,000.


About Carmanah Technologies Inc.

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, transit, roadway and railway markets. To-date, the company has more than 45,000 units installed in 110 countries. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For further information, please visit www.carmanah.com.

On Behalf of the Board of Directors
Carmanah Technologies Corporation

"Praveen Varshney"

Praveen Varshney, Director

                                                                              8
For further information, please contact:

Corporate Contact:          Media Contact:          Investor Relations Contact:
Mr. Praveen Varshney,       Mr. David Davies     Vanguard Shareholder Solutions
Director                    Tel:  (250) 382-4332           Tel:  (604) 608-0824
Tel:  (604) 629-0264        ddavies@carmanah.com     Toll-Free:  1-866-801-0777
Toll-Free:  1-866-629-0264                                vanguard@carmanah.com
investors@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2001, as filed with the British Columbia Securities Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

-------------------------------------------------------------------------------
      Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2
      Phone (604) 629-0264   Toll Free 1-866-629-0264 Fax (604) 682-4768
                      e-mail: investors@carmanah.com

                                                                               9
CARMANAH TECHNOLOGIES CORPORATION
Consolidated Interim Balance Sheets

September 30, 2002 and December 31, 2001
(Unaudited - Prepared by Management)

==================================================================================================
                                                       September 30,                  December 31,
                                                                2002                          2001
--------------------------------------------------------------------------------------------------
                                                         (unaudited)                     (audited)
Assets

Current assets:
   Cash and cash equivalents                            $    617,912                $    1,060,817
   Accounts receivable                                       993,185                       358,958
   Taxes recoverable                                          13,862                        23,888
   Prepaid expenses and deposits                              37,082                        26,777
   Inventories                                               751,012                       587,439
   Current portion of advances receivable                     30,014                        49,472
--------------------------------------------------------------------------------------------------
                                                           2,443,067                     2,107,351

Advances receivable                                          111,500                       111,500

Capital assets                                               379,132                       279,873

Deferred development costs                                    50,021                       216,895

Patents and other intangibles                                 35,457                        29,487
--------------------------------------------------------------------------------------------------
                                                        $  3,019,177                $    2,745,106
==================================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
   Accounts payable and accrued liabilities             $    362,615                $      340,876
   Due to related parities                                     2,140                             -
   Bank loan                                                  30,000                        30,000
   Current portion of long-term debt                           5,402                        27,790
   Current portion of obligations under capital lease          6,371                        25,800
   Current portion of future income taxes                     18,000                        18,000
--------------------------------------------------------------------------------------------------
                                                             424,528                       442,466

Long-term debt                                                21,823                        17,143

Obligations under capital lease                               30,304                        30,304

Shareholders' equity:
   Share capital                                           3,267,346                     3,029,746
   Contributed surplus                                        26,188                        26,188
   Retained earnings (Deficit)                              (751,012)                     (800,741)
--------------------------------------------------------------------------------------------------
                                                           2,542,522                     2,255,193
--------------------------------------------------------------------------------------------------
                                                        $  3,019,177                $    2,745,106
==================================================================================================

                                                                             10
CARMANAH TECHNOLOGIES CORPORATION
Consolidated Interim Statements of Operations and Deficit

For the nine months ended September 30, 2002 and 2001
(Unaudited - Prepared by Management)

==================================================================================================
                                                Three months ended               Nine months ended
                                                       September 30,                  September 30,
                                                 2002           2001            2002          2001
--------------------------------------------------------------------------------------------------
Revenues                                   $1,632,523     $  899,416      $4,527,850    $2,528,399
Cost of goods sold                            664,427        444,177       1,913,786     1,184,030
--------------------------------------------------------------------------------------------------
Gross margin                                  968,096        455,239       2,614,064     1,344,369

Operating expenses:
   Amortization of:
     Capital assets                            39,630         29,274          88,344        76,282
     Deferred development costs                55,625         35,060         166,874        99,629
     Patents and other intangible assets        2,529          1,802           6,683         5,550
   Bank charges and interest                    5,133          6,371          33,975        21,954
   Office and administration                  150,100        119,338         393,662       300,263
   Research and development                   156,065         19,845         474,565       145,132
   Sales and marketing                        136,292         39,755         417,669       152,241
   Wages and benefits                         383,155        326,241       1,039,075       836,057
--------------------------------------------------------------------------------------------------
                                              928,529        577,686       2,620,847     1,637,108
==================================================================================================

Operating income (loss)  for the period        39,567       (122,447)         (6,783)    (292,739)

Other income:
   Interest and other income                    3,905         39,277          56,512       82,291
   Reverse takeover costs                           -         (1,719)              -      (90,204)
--------------------------------------------------------------------------------------------------
                                                3,905         37,558          56,512       (7,913)

Income (loss) for the period                   43,472        (84,889)         49,729     (300,652)

Deficit, beginning of period                 (794,484)      (340,005)       (800,741)    (124,242)
--------------------------------------------------------------------------------------------------

Deficit, end of period                     $ (751,012)    $ (424,894)     $ (751,012)   $(424,894)
==================================================================================================

Earnings (loss) per share                      $0.002        $(0.005)         $0.002      $(0.018)

Weighted average number of shares
outstanding                                20,652,710     16,841,442      20,652,710   16,841,442
==================================================================================================


                                                                             11
CARMANAH TECHNOLOGIES CORPORATION
Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2002 and 2001
(Unaudited - Prepared by Management)

==================================================================================================
                                                Three months ended               Nine months ended
                                                      September 30,                  September 30,
                                                  2002        2001                2002        2001
--------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operations:
   Income (loss) for the period                 43,472    (84,889)              49,729   (300,652)
   Amortization, an item not involving cash     97,784     66,135              261,901    181,461
   Changes in non-cash operating working
     capital:
     Accounts receivable                     (349,654)   (143,832)            (634,225)  (285,176)
     Taxes recoverable                         (3,936)     31,930               10,026    (57,979)
     Inventories                               82,296      45,630             (163,573)  (108,538)
     Prepaid expenses and deposits             (1,473)       (954)             (10,305)    (2,736)
     Advances receivable                        6,625       2,500               19,458      2,500
     Accounts payable and accrued liabilities  29,285     (26,176)              21,739     88,489
     ---------------------------------------------------------------------------------------------
                                              (95,601)   (109,656)            (445,250)  (482,631)
--------------------------------------------------------------------------------------------------

Investing:
Cash received on the reverse takeover of
    Carmanah Technologies Inc.                      -           -                   -   1,768,014
Capital asset additions                      (114,429)    (48,299)           (187,603)   (142,496)
Deferred development costs                          -    (145,771)                  -    (145,771)
Patents and other intangibles                  (2,404)        505             (12,653)     (9,527)
--------------------------------------------------------------------------------------------------
                                            (116,833)    (193,565)           (200,256)  1,470,220
--------------------------------------------------------------------------------------------------

Financing:
   Due to related parties                      2,140           -                2,140           -
   Share issuance costs                            -     (31,835)             237,600     (31,835)
   Bank loan                                       -     (20,000)                   -     (50,000)
   Repayment of long term debt                14,606       3,545              (17,710)    (10,852)
   Obligations under capital leases           (6,484)    (28,939)             (19,429)     27,239
--------------------------------------------------------------------------------------------------
                                              10,262     (77,229)             202,601     (65,448)
--------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash
equivalents                                 (202,172)   (380,450)            (442,905)    922,141

Cash and cash equivalents, beginning of
period                                       820,084   1,488,225            1,060,817     185,634
--------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period     617,912   1,107,775              617,912   1,107,775
==================================================================================================

                                                                             12
                         CARMANAH TECHNOLOGIES CORP.

FOR IMMEDIATE RELEASE                                 Friday, November 8, 2002
                                                               (No.2002-11-21)

CARMANAH ACHIEVES MILESTONE OF 50,000 UNITS SOLD


Victoria, British Columbia - November 8, 2002 - Carmanah Technologies Corporation (TSX VE: CMH; Berlin and Frankfurt Stock Exchanges: QCX) is pleased to announce that it reached a significant milestone in September 2002, achieving sales of more than 50,000 units of its solar-powered LED lighting products since its incorporation in 1998.

"Hitting the 50,000 unit mark in just under four years is a significant achievement for the company", states Art Aylesworth, Carmanah's CEO. "This milestone speaks to the aggressive, competitive corporate culture of our company and our desire to be the world's leader in solar-powered LED lighting products."

Since 1998, Carmanah's sales have been increasing consistently at and average annual rate of 80%. To-date, the company has sales in more than 110 countries and it has recorded its second consecutive profitable quarter.

Developed between 1994 and 1998, Carmanah's lighting technology captured the attention of coast guards, navies, and other maritime authorities with its unique no-maintenance design, superior performance, reliability and cost-effectiveness. The lights are gaining a favorable reputation at international aids-to-navigation conferences and trade magazines. Carmanah's patented navigation lights now mark hazards and guide ship traffic on buoys in some of the busiest waterways in the world, including Hong Kong, India, the United Kingdom, Egypt, Panama, the United States and Canada.

Carmanah continues to capitalize on its success in the marine market by expanding its platform technology into all types of land-based applications requiring rugged, efficient and low-cost lighting. These markets include transit, roadway, railway, and aviation navigation and hazard marking. As Carmanah passes the mark of 50,000 units sold, these new markets will launch the company towards its next milestone.


Becoming an Industry Standard in North America

Significant developments with the Canadian and U.S. Coast Guards helped Carmanah reach its milestone sales of 50,000 units. In August, 2002, the U.S. Coast Guard officially approved Carmanah's lights for use as U.S. Coast Guard Aids to navigation. Carmanah's are the only LEDs to pass this approval process. In a further development in September, 2002, the U.S. government designated Carmanah as a Federal Supply Contractor for the General Services Administration (GSA). Carmanah can now supply U.S. federal agencies direct through the GSA supply schedule. In the first month of becoming a Federal Supply Contractor, Carmanah sold more than $180,000 worth of product to U.S. government agencies.

In March 2002, the Canadian Coast Guard implemented a Standing Offer Agreement
(SOA) with Carmanah for the Coast Guard's ongoing demands for navigation lights. The Coast Guard has chosen to retrofit navigation buoys with Carmanah's lights in all regions of Canada. The Canadian Coast Guard has purchased over $200,000 worth of product since implementing the SOA.

Other News:  Carmanah Reports Extension of Exercise Term of Outstanding
Warrants

On June 21, 2001, Carmanah completed a private placement of 2,334,934 units with each unit comprising of one common share and one-half of one warrant. Each whole warrant is exercisable to purchase one additional common share for $1.00 until June 21, 2002 and $1.25 until December 21, 2002. Carmanah applied to the TSX Venture Exchange for permission to extend the exercise term of the outstanding warrants by six months to June 21, 2003 and the TSX Venture Exchange has granted the extension.


About Carmanah Technologies Inc.

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, transit, roadway and railway markets. To-date, the company has more than 45,000 units installed in 110 countries. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For further information, please visit www.carmanah.com.

On Behalf of the Board of Directors
Carmanah Technologies Corporation

"Praveen Varshney"

Praveen Varshney, Director

For further information, please contact:

Corporate Contact:          Media Contact:          Investor Relations Contact:
Mr. Praveen Varshney,       Mr. David Davies     Vanguard Shareholder Solutions
Director                    Tel:  (250) 382-4332           Tel:  (604) 608-0824
Tel:  (604) 629-0264        ddavies@carmanah.com     Toll-Free:  1-866-801-0777
Toll-Free:  1-866-629-0264                                vanguard@carmanah.com
investors@carmanah.com

-------------------------------------------------------------------------------
      Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2
      Phone (604) 629-0264   Toll Free 1-866-629-0264 Fax (604) 682-4768
                      e-mail: investors@carmanah.com

                                                                             14
                           CARMANAH TECHNOLOGIES CORP.

FOR IMMEDIATE RELEASE                              Thursday, November 14, 2002
                                                               (No.2002-11-22)

MICHAEL BALL JOINS CARMANAH AS VICE PRESIDENT OF SALES AND MARKETING

Victoria, British Columbia - November 14, 2002 - Carmanah Technologies Corporation (TSX VE: CMH; Berlin and Frankfurt Stock Exchanges: QCX) is pleased to announce the appointment of Mr. Michael Ball as Vice President of Sales and Marketing for the company.

"We are very pleased that Mr. Ball has joined the Carmanah team", says Art Aylesworth, Carmanah's CEO. "Michael has an impressive sales and marketing track record in both North America and Europe. He is a strong addition to the company and we feel privileged to have enticed him to join us on Vancouver Island."

Mr. Ball has sixteen years of international marketing and business development experience in technology companies, including five years with Vancouver-based Creo Products Inc. Mr. Ball worked with Creo from 1995 to 2000, during which time the company's revenue increased tenfold, from $70 million to $700 million.

Creo is a world-leading supplier of computer-to-plate (CTP) systems to the graphic arts and printing industries. From 1997 to 1999, Mr. Ball served as the Vice President of Sales, Service and Support for Creo's European operations, based in Belgium. During his tenure, sales revenues of the European division grew from $15 million to $70 million and the staff grew from 30 to over 100 people. A key success factor in Europe was his development of a strong distribution network of value-added resellers. Mr. Ball also participated in the acquisition of Creo's largest competitor, Scitex, as well as other merger and acquisition projects.

In 1999, Mr. Ball returned to Canada to take on the role of Vice President of Business Development. In this role, Michael was responsible for developing Creo's successful business-to-business e-commerce strategy.

Between 2000 and 2002, Mr. Ball assisted various BC technology firms with strategic planning and market development activities as an independent consultant.

In October 2002, Mr. Ball joined Carmanah as head of it's successful sales and marketing team, which continues to expand growth and establish Carmanah as an industry leader of solar-powered LED lighting products. Since 1998, Carmanah's revenues have increased at an average annual rate of 80%.

About Carmanah Technologies Inc.

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, transit, roadway and railway markets. To-date, the company has more than 50,000 units installed in 110 countries. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For further information, please visit www.carmanah.com.

On Behalf of the Board of Directors
Carmanah Technologies Corporation

"Praveen Varshney"

Praveen Varshney, Director

For further information, please contact:

Corporate Contact:          Media Contact:          Investor Relations Contact:
Mr. Praveen Varshney,       Mr. David Davies     Vanguard Shareholder Solutions
Director                    Tel:  (250) 382-4332           Tel:  (604) 608-0824
Tel:  (604) 629-0264        ddavies@carmanah.com     Toll-Free:  1-866-801-0777
Toll-Free:  1-866-629-0264                                vanguard@carmanah.com
investors@carmanah.com

-------------------------------------------------------------------------------
      Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2
      Phone (604) 629-0264   Toll Free 1-866-629-0264 Fax (604) 682-4768
                      e-mail: investors@carmanah.com

                                                                            15
                           CARMANAH TECHNOLOGIES CORP.

FOR IMMEDIATE RELEASE                              Thursday, November 18, 2002
                                                               (No.2002-11-23)

BRISTOL, ENGLAND INSTALLS CARMANAH SOLAR-POWERED, LED SCHOOL ZONE FLASHERS

Victoria, British Columbia - November 18, 2002 - Carmanah Technologies Corporation (TSX VE: CMH) is pleased to announce that the city of Bristol, England is currently installing approximately 150 units of the "Dual Flash IQ", the company's solar-powered LED school crossing flashers.

Worth approximately $125,000, the units were purchased through Carmanah's U.K. distribution partner, Solagen (www.solagen.net) in September 2002 and represent the first larger scale purchase of this product. Bristol has indicated that it may embark on a similar project next year with further purchases.

"This initial order provides further confirmation that the work we've done and time we have invested in the European highways and public transportation sectors is reaping rewards for the company", states Art Aylesworth, Carmanah's CEO. "It is exciting to see the ongoing acceptance of our core technology in sectors other than the marine industry."

School crossing flashers, known as "waggers" or "wig-wags" by British street lighting engineers, are placed at 50 meters from school crossing to warn approaching traffic that children may be crossing the road ahead. The Dual Flash IQ units from Carmanah will be installed in the next few weeks at 61 locations around schools throughout Bristol.

Many U.K. cities like Bristol are actively looking for alternative renewable energy solutions at a reasonable cost, making solar LED technology attractive. The contract for Dual Flash IQs was awarded to Carmanah after a successful field trial of four units last winter, and after a successful bidding against seven other companies. Carmanah won the contract because of the cost efficiency, ease of installation and low maintenance of its waggers. As the lights are solar-powered, the city of Bristol will be able to save money on cabling, trenching and electrical connections necessary for hard-wired lights. The city can install each unit in approximately 30 minutes, and the LEDs for this application are expected to operate for up to 40 years.

Carmanah's Dual Flash IQ unit is the only solar-powered, LED illuminated wagger available in the U.K. with official "Type Approval," from the U.K. Highways Agency. Carmanah received "Type Approval" for its roadway flasher units in September 2002; a critical step for widespread use of the product beyond prototype field trials.

Since developing the product for introduction to the U.K. and European markets 18 months ago, Carmanah has sold approximately 270 Dual Flash IQs, primarily for field trial purposes. The company now has more than 15 transportation authorities evaluating the product for widespread use as an alternative to traditional hardwired models.

To accommodate its expansion into the U.K., Carmanah opened a London office at the beginning of November with key personnel relocated from the company's headquarters in Victoria.

                                                                            16
About Carmanah Technologies Inc.

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, transit, roadway and railway markets. To-date, the company has more than 50,000 units installed in 110 countries. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For further information, please visit www.carmanah.com.

On Behalf of the Board of Directors
Carmanah Technologies Corporation

"Praveen Varshney"

Praveen Varshney, Director

For further information, please contact:

Corporate Contact:          Media Contact:          Investor Relations Contact:
Mr. Praveen Varshney,       Mr. David Davies     Vanguard Shareholder Solutions
Director                    Tel:  (250) 382-4332           Tel:  (604) 608-0824
Tel:  (604) 629-0264        ddavies@carmanah.com     Toll-Free:  1-866-801-0777
Toll-Free:  1-866-629-0264                                vanguard@carmanah.com
investors@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2001, as filed with the British Columbia Securities Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

                                                                             17
                            CARMANAH TECHNOLOGIES CORP.

FOR IMMEDIATE RELEASE                              Wednesday, November 20, 2002
                                                               (No. 2002-11-24)

CARMANAH RECEIVES $500,000 GRANT FOR ALTERNATIVE ENERGY TECHNOLOGY

Victoria, British Columbia - November 20, 2002 - Carmanah Technologies Corporation (TSX VE: CMH) is pleased to announce that the Company, in partnership with BC Hydro and British Columbia Institute of Technology, has received a grant worth approximately $500,000 from Sustainable Development Technology Canada (SDTC) to develop solar-powered LED edge-lit signs.

Created in November 2001, SDTC was developed as part of the Canadian Government's commitment to support technology companies that reduce green house gases by reducing energy consumption. Yesterday, November 19, 2002, SDTC announced eight successful grant recipients, including Carmanah, that were selected from amongst more than 500 applications across Canada. On average, these grants contribute approximately 33% of the total cost of each project.

"The SDTC will help Canadian companies like Carmanah become worldwide leaders in alternative energy technologies," says Carmanah founder, Dr. David Green. "This grant enables our company to work on the development of solar-powered, LED sign lighting technology that uses 1/10th the power of conventional illuminated signs."

Carmanah's application for solar-powered, LED edge-lit signs was successful because of its economic feasibility and the technological expertise of the Company's strategic partners for the project. Carmanah has a track record of using its proprietary solar-powered LED technology to produce cost-effective, energy-efficient lighting for marine navigation buoys, roadway hazard lights, railway lights and other industrial applications around the world.

Illumination accounts for 20-30% of electricity consumption worldwide. Widespread use of LEDs could cut global electricity consumption by 10% and reduce global carbon emissions by 200 million tons a year, according to a paper presented by Hewlett-Packard's Roland Haitz and Fred Kish to the Optoelectronics Industry Development Association. Carmanah takes this concept one step further by using sunlight, rather than conventional electricity to power its illumination.

Although LED-based lighting technology is developing rapidly, it hasn't been widely used for illuminating signs due to the poor performance of LED backlighting. Carmanah plans to develop techniques and materials that will evenly reflect the LED light from the edges, producing a more practical and attractive illuminated sign.

About Sustainable Development Technology Canada

The foundation was created in November 2001 by the Canadian Government to reflect Canada's commitment to sustainable development. Their mandate is to act as a primary catalyst in building a sustainable development technology infrastructure in Canada by supporting creative and economically sound partnerships between the private sector, academia, not-for-profit organizations and federal or provincial governments.

The foundation began asking for submissions for grants in April 2002, and received over 500 applications with a combined total of $2.8 billion in total project costs. Direct funding requests to SDTC were $876 million. Today they announced their first set of grants, $6.61 million to eight companies. They intend to allocate $100 million to eligible recipients over a five-year period.

Grant recipients must demonstrate research and development of products that integrate economic viability, environmental stewardship and social equity to meet the needs of the present without compromising the ability of future generations to meet their own needs. SDTC has a special emphasis on clean air technologies and climate change.

About Carmanah Technologies Inc.

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, transit, roadway and railway markets. To-date, the Company has more than 50,000 units installed in 110 countries. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For further information, visit www.carmanah.com.

On Behalf of the Board of Directors
Carmanah Technologies Corporation

"Praveen Varshney"

Praveen Varshney, Director


For further information, please contact:

Corporate Contact:          Media Contact:          Investor Relations Contact:
Mr. Praveen Varshney,       Mr. David Davies     Vanguard Shareholder Solutions
Director                    Tel:  (250) 382-4332           Tel:  (604) 608-0824
Tel:  (604) 629-0264        ddavies@carmanah.com     Toll-Free:  1-866-801-0777
Toll-Free:  1-866-629-0264                                vanguard@carmanah.com
investors@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2001, as filed with the British Columbia Securities Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.


-------------------------------------------------------------------------------
      Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2
      Phone (604) 629-0264   Toll Free 1-866-629-0264 Fax (604) 682-4768
                      e-mail: investors@carmanah.com

                                                                             19
                         CARMANAH TECHNOLOGIES CORP.

FOR IMMEDIATE RELEASE                              Tuesday, December 3, 2002
                                                              (No.2002-12-25)


NORTH AMERICA ADOPTING CARMANAH'S i-STOP(TM)
SOLAR-POWERED, LED-ILLUMINATED TRANSIT PRODUCT


Victoria, British Columbia - December 3, 2002 - Carmanah Technologies Corporation (TSX VE: CMH) is pleased to announce that 10 public transit authorities in North America have purchased the entire first production run of the company's solar-powered LED (light emitting diode) illuminated transit stops.

These transit authorities are installing a total of approximately 100 field trial units of Carmanah's i-STOP(TM) before Christmas. The first i-STOP(TM) was installed last week in San Bernardino, CA, followed by installs in Medford, OR, and Denton, TX. Carmanah's hometown of Victoria, BC, plans to install 10 units this week, representing the first order in Canada.

i-STOP(TM) units will also be installed at bus stops in Sacramento, CA; Arlington, VA; Seattle, WA; Long Beach, CA; and by a water taxi company in Fort Lauderdale, FL.

Several employees at Omnitrans in San Bernardino, CA, stated that they were impressed with the quality of the i-STOP(TM) design, and how easily it is installed. Other installations have experienced immediate positive feedback from both passengers and bus drivers. All agencies are evaluating the i-Stop(TM) with the intention of adding larger orders if satisfied with the product's performance.

"Ever since we unveiled this technology in early September, there has been an exceptional level of interest from transit authorities," states Art Aylesworth, Carmanah's CEO. "They are seeking out new opportunities to enhance their levels of customer service and our i-STOP(TM) is providing them with a high tech, economical solution that uses an alternative energy source."

There are approximately 2500 transit agencies in the US and Canada that Carmanah is targeting for its i-STOP(TM) product. It is estimated that there are more than a million transit stops in use today in North America.

i-STOP(TM) is a completely new concept in transit customer service and safety. It is a compact, fully integrated illuminated transit stop system incorporating:

   * A patented flashing beacon to notify an oncoming bus that a stop is requested;
   * Security down lighting so waiting passengers don't have to stand in darkness, and;
   * An illuminated transit timetable for nighttime readability.

As the i-STOP(TM) is solar-powered, it requires no external wiring, trenching or disruption to traffic patterns during installation. It also enables transit agencies to avoid the time-consuming permit process typical of hardwired lighting systems. For more information, visit www.carmanah.com/istop.

                                                                             20
About Carmanah Technologies Inc.

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, transit, roadway and railway markets. To-date, the company has more than 50,000 units installed in 110 countries. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol
"CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol
"QCX".  For more information, visit www.carmanah.com/investors.

On Behalf of the Board of Directors
Carmanah Technologies Corporation

"Praveen Varshney"

Praveen Varshney, Director


For further information, please contact:

Corporate Contact:          Media Contact:          Investor Relations Contact:
Mr. Praveen Varshney,       Mr. David Davies     Vanguard Shareholder Solutions
Director                    Tel:  (250) 382-4332           Tel:  (604) 608-0824
Tel:  (604) 629-0264        ddavies@carmanah.com     Toll-Free:  1-866-801-0777
Toll-Free:  1-866-629-0264                                vanguard@carmanah.com
investors@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2001, as filed with the British Columbia Securities Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.


-------------------------------------------------------------------------------
      Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2
      Phone (604) 629-0264   Toll Free 1-866-629-0264 Fax (604) 682-4768
                      e-mail: investors@carmanah.com

                                                                            F-1
CARMANAH TECHNOLOGIES CORPORATION
Consolidated Interim Balance Sheets

September 30, 2002 and December 31, 2001
(Unaudited - Prepared by Management)

==================================================================================================
                                                       September 30,                  December 31,
                                                                2002                          2001
--------------------------------------------------------------------------------------------------
                                                         (unaudited)                     (audited)
Assets

Current assets:
   Cash and cash equivalents (note 6)                   $    617,912                $    1,060,817
   Accounts receivable                                       993,185                       358,958
   Taxes recoverable                                          13,862                        23,888
   Prepaid expenses and deposits                              37,082                        26,777
   Inventories                                               751,012                       587,439
   Current portion of advances receivable                     30,014                        49,472
--------------------------------------------------------------------------------------------------
                                                           2,443,067                     2,107,351

Advances receivable (note 3)                                 111,500                       111,500

Capital assets (note 4)                                      379,132                       279,873

Deferred development costs (note 5)                           50,021                       216,895

Patents and other intangibles                                 35,457                        29,487
--------------------------------------------------------------------------------------------------
                                                        $  3,019,177                $    2,745,106
==================================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
   Accounts payable and accrued liabilities             $    362,615                $      340,876
   Due to related parities                                     2,140                             -
   Bank loan (note 6)                                         30,000                        30,000
   Current portion of long-term debt                           5,402                        27,790
   Current portion of obligations under capital lease          6,371                        25,800
   Current portion of future income taxes                     18,000                        18,000
--------------------------------------------------------------------------------------------------
                                                             424,528                       442,466

Long-term debt (note 7)                                       21,823                        17,143

Obligations under capital lease (note 8)                      30,304                        30,304

Shareholders' equity:
   Share capital (note 9)                                  3,267,346                     3,029,746
   Contributed surplus                                        26,188                        26,188
   Retained earnings (Deficit)                              (751,012)                     (800,741)
--------------------------------------------------------------------------------------------------
                                                           2,542,522                     2,255,193
--------------------------------------------------------------------------------------------------
                                                        $  3,019,177                $    2,745,106
==================================================================================================

See accompanying notes to consolidated interim financial statements.

                                                                            F-2
CARMANAH TECHNOLOGIES CORPORATION
Consolidated Interim Statements of Operations and Deficit

(Unaudited - Prepared by Management)

==================================================================================================
                                                Three months ended               Nine months ended
                                                       September 30,                  September 30,
                                                 2002           2001            2002          2001
--------------------------------------------------------------------------------------------------
Revenues                                   $1,632,523     $  899,416      $4,527,850    $2,528,399
Cost of goods sold                            664,427        444,177       1,913,786     1,184,030
--------------------------------------------------------------------------------------------------
Gross margin                                  968,096        455,239       2,614,064     1,344,369

Operating expenses:
   Amortization of:
     Capital assets                            39,630         29,274          88,344        76,282
     Deferred development costs                55,625         35,060         166,874        99,629
     Patents and other intangible assets        2,529          1,802           6,683         5,550
   Bank charges and interest                    5,133          6,371          33,975        21,954
   Office and administration                  150,100        119,338         393,662       300,263
   Research and development                   156,065         19,845         474,565       145,132
   Sales and marketing                        136,292         39,755         417,669       152,241
   Wages and benefits                         383,155        326,241       1,039,075       836,057
--------------------------------------------------------------------------------------------------
                                              928,529        577,686       2,620,847     1,637,108
==================================================================================================

Operating income (loss)  for the period        39,567       (122,447)         (6,783)    (292,739)

Other income:
   Interest and other income                    3,905         39,277          56,512       82,291
   Reverse takeover costs                           -         (1,719)              -      (90,204)
--------------------------------------------------------------------------------------------------
                                                3,905         37,558          56,512       (7,913)

Income (loss) for the period                   43,472        (84,889)         49,729     (300,652)

Deficit, beginning of period                 (794,484)      (340,005)       (800,741)    (124,242)
--------------------------------------------------------------------------------------------------

Deficit, end of period                     $ (751,012)    $ (424,894)     $ (751,012)   $(424,894)
==================================================================================================

Earnings (loss) per share                      $0.002        $(0.005)         $0.002      $(0.018)

Weighted average number of shares
outstanding                                20,652,710     16,841,442      20,652,710   16,841,442
==================================================================================================


See accompanying notes to consolidated interim financial statements.

                                                                            F-3
CARMANAH TECHNOLOGIES CORPORATION
Consolidated Interim Statements of Cash Flows

(Unaudited - Prepared by Management)

==================================================================================================
                                                Three months ended               Nine months ended
                                                      September 30,                  September 30,
                                                  2002        2001                2002        2001
--------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operations:
   Income (loss) for the period                 43,472    (84,889)              49,729   (300,652)
   Amortization, an item not involving cash     97,784     66,135              261,901    181,461
   Changes in non-cash operating working
     capital:
     Accounts receivable                     (349,654)   (143,832)            (634,225)  (285,176)
     Taxes recoverable                         (3,936)     31,930               10,026    (57,979)
     Inventories                               82,296      45,630             (163,573)  (108,538)
     Prepaid expenses and deposits             (1,473)       (954)             (10,305)    (2,736)
     Advances receivable                        6,625       2,500               19,458      2,500
     Accounts payable and accrued liabilities  29,285     (26,176)              21,739     88,489
     ---------------------------------------------------------------------------------------------
                                              (95,601)   (109,656)            (445,250)  (482,631)
--------------------------------------------------------------------------------------------------

Investing:
Cash received on the reverse takeover of
    Carmanah Technologies Inc.                      -           -                   -   1,768,014
Capital asset additions                      (114,429)    (48,299)           (187,603)   (142,496)
Deferred development costs                          -    (145,771)                  -    (145,771)
Patents and other intangibles                  (2,404)        505             (12,653)     (9,527)
--------------------------------------------------------------------------------------------------
                                            (116,833)    (193,565)           (200,256)  1,470,220
--------------------------------------------------------------------------------------------------

Financing:
   Due to related parties                      2,140           -                2,140           -
   Share issuance costs                            -     (31,835)             237,600     (31,835)
   Bank loan                                       -     (20,000)                   -     (50,000)
   Repayment of long term debt                14,606       3,545              (17,710)    (10,852)
   Obligations under capital leases           (6,484)    (28,939)             (19,429)     27,239
--------------------------------------------------------------------------------------------------
                                              10,262     (77,229)             202,601     (65,448)
--------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash
equivalents                                 (202,172)   (380,450)            (442,905)    922,141

Cash and cash equivalents, beginning of
period                                       820,084   1,488,225            1,060,817     185,634
--------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period     617,912   1,107,775              617,912   1,107,775
==================================================================================================

See accompanying notes to consolidated interim financial statements.

                                                                            F-4
CARMANAH TECHNOLOGIES CORPORATION
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2002
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------

1. Nature of operations:
   Carmanah Technologies Corporation (the "Corporation") was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on March 26, 1996 as Andina Development Corporation. The Corporation changed its name to Bargain Castle International Limited on January 14, 2000 and changed its name back to Andina Development Corporation on February 10, 2000

   On June 21, 2001, the Corporation acquired all the issued and outstanding share capital of Carmanah Technologies Inc. ("CTI"), a company which is in the business of developing and manufacturing solar-powered light technology and the sale of related products, and changed its name to Carmanah Technologies Corporation.

2. Significant accounting policies:
   (a)  Basis of consolidation:
        The consolidated financial statements of the Corporation include the accounts of the Corporation and its wholly-owned subsidiary, Carmanah Technologies Inc. ("CTI"). All intercompany transactions and balances have been eliminated.

   (b)  Inventories:
        Inventories are valued on a first-in, first-out basis at the lower of average cost and replacement cost for raw materials and at the lower of cost and net realizable value for work-in-process and finished goods.

   (c)  Capital assets:
        Capital assets are carried at cost less accumulated amortization. Amortization is determined at rates which will reduce original cost to estimated residual value over the useful life of each asset. The annual rates used to compute amortization are as follows:

<CAPTION
        =================================================================================
        Asset                                      Basis                            Rate
        ---------------------------------------------------------------------------------
        Automobiles                                declining balance                 30%
        Computer hardware                          declining balance                 30%
        Computer software                          declining balance                100%
        Leasehold improvements                     straight-line           term of lease
        Office, production, and research equipment declining balance                 20%
        Patents                                    declining balance                 25%
        =================================================================================

   (d)  Revenue recognition:
        Revenues from the sale of products are recognized when goods are shipped to customers and all conditions of sale have been met. A provision for potential warranty claims is recorded at the time revenue is recognized, based on warranty terms and claims experience.

                                                                            F-5
CARMANAH TECHNOLOGIES CORPORATION
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2002
(Unaudited - Prepared by Management)

-------------------------------------------------------------------------------

2. Significant accounting policies (continued):

   (e) Development costs:

       All research and development costs are expensed as incurred. Prior to 2002, costs of project development, net of any applicable research and development tax credits, were capitalized until project completion or commencement of commercial sales of the product. Costs are then amortized over the lesser of three years and the estimated useful life of the project.

   (f) Earnings per share:

       Earnings per share is based on the weighted average number of shares outstanding during the period. Fully diluted earnings per share has not been presented as the effect on basic earnings per share would be anti-dilutive.

   (g) Stock-based compensation:

       No compensation expense is recognized when stock options are issued to employees. Any consideration paid by the employees on exercise of stock options is credited to share capital.

3. Advances receivable:

=========================================================================================
                                                                       September 30, 2002
-----------------------------------------------------------------------------------------
Advances at beginning of period                                               $   141,500
Payments received                                                                 (29,500)
Accrued interest during 2001                                                       19,472
Accrued interest for the period                                                    10,042
-----------------------------------------------------------------------------------------
                                                                                  141,514

Less: current portion of advances receivable                                      (30,014)
-----------------------------------------------------------------------------------------
                                                                              $   111,500
=========================================================================================

The Corporation entered into a Letter of Intent dated September 15, 1999 which sets forth the basic terms and conditions of a proposed acquisition of all the issued and outstanding securities of Bargain Castle International Discount Centres Inc. ("Bargain Castle"), a private company which carries on the business of selling goods that are purchased from liquidation sources. The transaction was not completed as certain conditions required to be met for the closing were not satisfied.

As at September 30, 2002, the Corporation has an outstanding loan of $141,514 to Bargain Castle. Interest on these advances accrues at the rate of 8% per annum. The debt is secured by a first charge over all the assets of Bargain Castle, pursuant to a general security agreement.

                                                                            F-6
CARMANAH TECHNOLOGIES CORPORATION
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2002
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------


4. Capital assets:

=========================================================================================
                                                                       September 30, 2002
-----------------------------------------------------------------------------------------
                                                           Accumulated           Net book
                                              Cost        amortization              value
-----------------------------------------------------------------------------------------
Automobiles                               $      -        $          -        $         -
Computer hardware                          209,527             105,623            103,904
Computer software                          119,475              99,770             19,705
Leasehold improvements                     195,795              48,282            147,513
Office equipment                            29,436              10,992             18,444
Production equipment                       114,316              41,423             72,893
Research equipment                          28,701              12,028             16,673
-----------------------------------------------------------------------------------------
                                          $697,250        $    318,118        $   379,132
=========================================================================================

5. Deferred development costs:

=========================================================================================
                                                                       September 30, 2002
-----------------------------------------------------------------------------------------
Deferred development costs, beginning of period                                $  674,236
Amortization                                                                     (624,215)
-----------------------------------------------------------------------------------------
Deferred development costs, end of period                                      $   50,021
=========================================================================================

6. Bank loan:
   As at September 30, 2002, CTI had a credit facility with the Royal Bank of Canada which includes a revolving demand loan to a maximum of $200,000 at prime plus 1%. This credit facility is secured by a cash collateral security agreement. (See note 13.)

7. Long-term debt:

=========================================================================================
                                                                       September 30, 2002
-----------------------------------------------------------------------------------------
Business Development Bank loan, repayable with
   principal, and interest at 9.5%, secured by a general
   security agreement on manufacturing equipment                               $   20,375
City of Victoria, repayable with principal, and interest at 7.92%                   6,850
-----------------------------------------------------------------------------------------
                                                                                   27,225
Less: current portion of long-term debt                                            (5,402)
-----------------------------------------------------------------------------------------
                                                                               $   21,823
=========================================================================================

CARMANAH TECHNOLOGIES CORPORATION
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2002
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------


7. Long-term debt (continued)

Scheduled debt repayments over the next five years to maturity are as follows:

===============================================================================
2002                                                                  $   5,402
2003                                                                     16,934
2004                                                                      1,714
2005                                                                      1,855
2006                                                                      1,320
-------------------------------------------------------------------------------
                                                                      $  27,225
===============================================================================


8. Obligations under capital lease:
   CTI leases computer equipment under a lease agreement which is classified as a capital lease. The future minimum annual lease payments are repayable as follows:

===============================================================================
2002                                                                  $   6,484
2003                                                                     26,674
2004                                                                      6,990
-------------------------------------------------------------------------------
                                                                         40,148

Less amounts representing interest                                       (3,473)
-------------------------------------------------------------------------------
Present value of capital lease obligations                               36,675
Less current portion                                                     (6,371)
-------------------------------------------------------------------------------
                                                                      $  30,304
===============================================================================

9. Share capital:
(a)   Authorized:

      Unlimited number of common shares without par value.

      Unlimited number of preferred shares, issuable in series.

(b) Issued and outstanding:

===============================================================================
                                        Number of common shares          Amount
-------------------------------------------------------------------------------
Share capital as at December 31, 2001                20,212,710   $   3,029,746
Private Placement                                       440,000         237,600
-------------------------------------------------------------------------------
Share capital as at September 30, 2002               20,652,710   $   3,267,346
===============================================================================

                                                                            F-8
CARMANAH TECHNOLOGIES CORPORATION
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2002
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------


9.   Share capital (continued)

(c)   Stock options:

The following summarizes information about the stock options outstanding and exercisable at September 30, 2002:

===============================================================================
                                                     Number    Weighted average
                                                 of options      exercise price
-------------------------------------------------------------------------------
Balance, September 30, 2002                       3,391,497            $   0.74
===============================================================================

The following table summarizes information about the stock options outstanding at September 30, 2002.

===============================================================================
                                 Number                                  Number
                         outstanding at                          exercisable at
Exercise price        December 31, 2001   Expiry date        September 30, 2002
-------------------------------------------------------------------------------
$0.60                           229,333   February 3, 2005              229,333
$0.75                         2,995,500      June 20, 2006            2,995,500
$0.75                                 -      June 13, 2007              166,664
-------------------------------------------------------------------------------
                              3,224,833                               3,391,497
===============================================================================

(d) Warrants:
    The following warrants were outstanding at September 30, 2002. Each warrant entitles the holder to purchase one common share of the Company.

===============================================================================
Number                         Exercise price                       Expiry date
-------------------------------------------------------------------------------
1,167,467                              $ 1.25                 December 21, 2002
===============================================================================

In addition, the Company has issued 233,493 brokers' warrants, which entitle the holder to one common share and one half warrant until December 21, 2002 at a price of $0.75. Subsequent to December 21, 2002, the holder is only entitled to one common share. These brokers' warrants expire June 21, 2003.

(e) Shares held in escrow:

    As at September 30, 2002, 5,481,084 common shares of the Corporation were subject of an escrow agreement under which the shares may not be transferred, assigned or otherwise dealt with without the consent of the relevant regulatory body having jurisdiction thereon.

CARMANAH TECHNOLOGIES CORPORATION
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2002
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------


9. Share capital (continued)

   These shares are released as follows: 1,370,271 on each of December 6, 2002, July 6, 2003; December 6, 2003 and July 6, 2004.

10. Related party transactions:

   During the period, CTI paid a salary of $53,333 for research and development to a director and contract fees of $220,300 to a company part owned by a director of the Corporation. The contracted company provides two senior management, and one project management position to CTI.

   During the period, the Corporation paid management fees of $90,000 to a company controlled by a director and an officer of the Corporation.

   During the period, the Corporation paid directors' fees of $8,000 to two directors of the Corporation.

11. Financial instruments:
    (a) Fair value:
        For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and bank loan, the carrying amounts approximate fair value due to their immediate or short-term maturity. The fair value of obligations under long-term debt and obligations under capital leases, calculated at the present value of future payments and discounted at the current market rates of interest available to the Company for debt instruments with similar terms and maturity, approximate their carrying values.

    (b) Currency risk:
        The Company's major sales contracts are concluded in U.S. dollars and, as such, the Company is exposed to exchange rate fluctuations in this currency.

12. Commitments:
    The Company has operating lease agreements for the rental of premises and equipment. The minimum future annual rental payments under the leases are as follows:

===============================================================================
Year ending December 31:
2002                                                               $    106,711
2003                                                                    112,150
2004                                                                    114,534
2005                                                                    114,104
2006                                                                     76,069
-------------------------------------------------------------------------------
                                                                   $    523,568
===============================================================================

                                                                           F-10
CARMANAH TECHNOLOGIES CORPORATION
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2002
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------

13. Subsequent event:
    Subsequent to the quarter ended September 30, 2002, the Company has increased its credit facility with the Royal Bank of Canada. This includes a demand operating loan to a maximum of $300,000 at prime plus 1.25%. This credit facility is secured by a general security agreement and by a Guarantee and Postponement of Claim from CTC.

                                                                           F-11
                                         Schedule B:  Supplementary Information
                                                                         Page 1

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2002
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------


Section 1
---------

---------------------------------------------------------------------------------------------------
Breakdown, by major category, of Cost of Goods Sold during the current fiscal year-to-date:
---------------------------------------------------------------------------------------------------
Direct materials                                                                        $ 1,642,230
Labour                                                                                      200,936
Indirect materials, supplies, freight-in                                                     81,216
Inventory adjustments and variance                                                          (10,596)
---------------------------------------------------------------------------------------------------
                                                                                        $ 1,913,786
===================================================================================================

---------------------------------------------------------------------------------------------------
Breakdown, by major category, of office and administration during the current fiscal year-to-date:
---------------------------------------------------------------------------------------------------
Building repairs, maintenance and security                                              $     7,674
Computers and equipment repairs and maintenance                                              32,373
Directors' fees                                                                               8,000
Dues, licenses and donations                                                                  9,450
Entertainment                                                                                 2,353
Insurance                                                                                    14,391
Management fees                                                                              90,000
Office supplies                                                                              42,023
Printing                                                                                      6,096
Professional fees                                                                            29,764
Recruitment, training, seminars                                                               2,212
Regulatory and transfer agent                                                                13,763
Rent and storage                                                                             48,104
Shipping and customs                                                                          9,667
Telephone and utilities                                                                      39,847
Travel and vehicle                                                                           37,945
---------------------------------------------------------------------------------------------------
                                                                                        $   393,662
===================================================================================================

---------------------------------------------------------------------------------------------------
Breakdown, by major category, of research and development during the current fiscal year-to-date:
---------------------------------------------------------------------------------------------------
Contract employment                                                                     $    37,182
Materials and small tools                                                                   144,281
Wages                                                                                       293,102
---------------------------------------------------------------------------------------------------
                                                                                        $   474,565
===================================================================================================

                                         Schedule B:  Supplementary Information
                                                                         Page 2

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2002
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------

Section 1 (continued):
----------------------

---------------------------------------------------------------------------------------------------
Breakdown, by major category, of sales and marketing during the current fiscal year-to-date:
---------------------------------------------------------------------------------------------------
Advertising                                                                          $       19,295
Consulting                                                                                   44,000
Marketing activities                                                                        112,605
Public relations                                                                             40,957
Trade shows and travel                                                                      191,365
Entertainment                                                                                 9,447
---------------------------------------------------------------------------------------------------
                                                                                     $      417,669
===================================================================================================

-------------------------------------------------------------------------------
Transactions with non-arms length parties during the current fiscal year-to-date:
-------------------------------------------------------------------------------

A salary of $53,333 was paid for research and development to a director and contract fees of $220,300 to a company part owned by a director of the Corporation. The contracted company provides two senior management positions, and one project manager position to CTI.

Management fees of $90,000 were paid to a company controlled by a director and an officer of the Corporation.

Directors' fees of $8,000 were paid to two directors of the Corporation.
-------------------------------------------------------------------------------

Section 2
A. Securities issued during the current fiscal year-to-date:

---------------------------------------------------------------------------------------------------
Date of Issue    Type of      Type of   Number of              Total       Type of
                Security       Issue     Shares      Price   Proceeds   Consideration    Commission
---------------------------------------------------------------------------------------------------
March 21, 2002   Common      Private      90,000    $0.54     $48,600         Cash             -
                 shares     placement

March 21, 2002   Common      Private     350,000    $0.54    $189,000         Cash             -
                 shares     placement
===================================================================================================

B.   Options granted during the current fiscal year-to-date:

--------------------------------------------------------------------------------------------------
Date               Name of          Type of        Number of          Exercise         Expiry
Granted            Optionee          Option         Shares             Price            Date
--------------------------------------------------------------------------------------------------
June 13, 2002    Kelly Edmison      Director        83,332             $0.75       June 13, 2007

June 13, 2002   Trevor Johnstone    Director        83,332             $0.75       June 13, 2007
--------------------------------------------------------------------------------------------------

                                                                           F-13
                                         Schedule B:  Supplementary Information
                                                                         Page 3

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2002
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------


Section 3

A.  Authorized and issued share capital as at September 30, 2002:

    Authorized share capital - unlimited common shares without par value.

    A total of 20,652,710 shares have been issued for a total of $3,267,346.

B. Options, warrants and convertible securities outstanding as at September 30, 2002:

-----------------------------------------------------------------------------------------
Security                     Number        Exercise or
                          Or Amount     Convertible Price           Expiry Date
-----------------------------------------------------------------------------------------
Stock Options              229,333           $0.60                  February 3, 2005
                         2,995,500           $0.75                  June 20, 2006
                           166,664           $0.75                  June 13, 2007

Warrants                 1,167,467           $1.25                  December 31, 2002
                           233,493           $0.75                  June 21, 2003
-----------------------------------------------------------------------------------------


C. Shares in escrow or subject to pooling as at September 30, 2002:

   Common shares in escrow - 5,481,084

   These shares are released as follows: 1,370,271 on each of December 6, 2002, July 6, 2003; December 6, 2003 and July 6, 2004.

D. List of directors and officers as at September 30, 2002:

   Dr. David Green         Director & Chairman
   Art Aylesworth          Director, President & CEO
   Kelly Edmison, LLB      Director
   Trevor Johnstone, CA    Director
   Peeyush Varshney        Secretary
   Praveen Varshney, CA    Director

                                             Schedule C:  Management Discussion
                                                                         Page 1

CARMANAH TECHNOLOGIES CORPORATION
For the nine months ended September 30, 2002
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------

PRESIDENT'S REPORT AND MANAGEMENT DISCUSSION AND ANALYSIS

The third quarter of 2002 continues to see Carmanah enjoy solid growth and expanding market opportunities. All aspects of the current year's business plan are moving forward successfully, with the introduction of our technology to the public transportation sector consuming most of the companies development resources. We remain extremely optimistic about the potential of this market, both domestically and internationally, with field trial orders now coming in from authorities throughout the USA and the UK.

Carmanah is on track to achieve another year of exceptional growth, as we make further strides to becoming the world's dominant player across multiple market sectors in "Solar Powered LED Hazard and Safety Lighting". Our gross sales of $4.5 million for the first nine months of 2002 have almost doubled the total annual sales for 2001. The Company has achieved better than expected margins for the nine months of 2002 and posted net earnings of $49,729 for the same period, which does not include any capitalization of research & development expenses. This bodes well for future profitability, as revenues from new market sectors grow with no lingering development expenses.

Carmanah's continued success is due to both the ongoing popularity of its marine navigation lights as well as the spread of its core proprietary solar-powered LED technology to new markets and applications. Key developments in the third quarter include:

   * In August, Carmanah's 700 Series lights became the first solar-powered LED-based marine lights to be officially approved by the U.S. Coast Guard
     (USCG) for use in the U.S. Aids-to-Navigation System, an approval process that took three years. This approval has international implications, as other regulatory bodies often follow the lead of the USCG.

   * In September, Carmanah was designated a U.S. Federal Supply Contractor. Carmanah now supplies lights directly to the U.S. federal government as a pre-approved supplier, without a bidding process. In the first month of becoming a Federal Supply Contractor, the USCG purchased US $180,000 worth of lights from Carmanah.

   * Major inroads have been made into the railway market with both solar-powered LED hazard lighting as well as bridge markers. Sales into the railway market accounted for approximately 18% of Carmanah's revenues in the third quarter.

During the quarter, the company also completed its leasehold improvements and expansion into adjacent office space and restructured existing office space. All departments, especially production and shipping have more and better-designed space from which to operate to support the corporate growth.


Financial Results:

Highlights for the quarter are as follows:

   * Revenue up 81% over Q3 2001 to $1,632,523;
   * Profit of $43,472 for the quarter, as compared to net loss of $84,889 for Q3 2001;
   * Gross profit for the quarter reached a record 59% as direct sales increase;
   * Earnings before income tax, depreciation and amortization (EBITDA) was $146,389;
   * Revenue growth (81%) outpaced expenditures (61%);
   * Investment into developing new markets continued.

                                                                           F-15
                                             Schedule C:  Management Discussion
                                                                         Page 2

CARMANAH TECHNOLOGIES CORPORATION
For the nine months ended September 30, 2002
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------

Summary of Results for 2002

3 Months Ended September 30

Carmanah recorded a record $1,632,523 in revenues. This was an 81% increase of $733,107 over the same period in 2001.

Direct cost of goods totaled $664,427, as compared to $444,177 for the three months ended September 30, 2001. Total operational expenses were $928,529, a 61% increase over the $577,686 in the same period in 2001.

Gross profit as a percentage of sales reached a record 59%. Net income was $43,472 as compared to a net loss of $84,889 for the same period in 2001.


9 Months Ended September 30

Carmanah recorded a record $4,527,850 in revenues for the nine-month period. This was an increase of 79% over the same period in 2001. Revenue growth was achieved through (i) the continued growth of marine sales in existing product lines; (ii) expansion into the railway and mining markets with existing products; and (iii) expansion into the transportation and transit markets with entirely new products. Unit sales increased from 10,879 units sold and delivered for the first nine months of 2001 to 15,981 for the first nine months of 2002.

Direct cost of goods totaled $1,913,786 as compared to $1,184,030 for the nine months ended September 30, 2001. Gross profit as a percentage of sales was 58% as compared to 53% during the same period in 2001. This increase is a result of the Company's movement towards more direct selling through dedicated sales staff and an aggressive e-commerce program. EBITDA for the nine-month period was $345,605.

Total operational expenses were $2,620,847 as compared to $1,637,108 for the same period in 2001. This increase is attributed to the increased staff and administrative expenses necessary to support the Company's expansion into new products and new markets. As a percentage of sales, the operating expenses are down to 58%, as compared to 65% for the same period in 2001. Increasing investment is being made into markets that will be primary sources of revenues in the months and years to come.

Net income was $49,729 as compared to a net loss of $300,652 for the same period in 2001. The overall increase in net income is a result of an increase in sales.

Net working capital as at September 30, 2002 was $2,018,539
(current ratio of 5.75:1) as compared to $1,664,885 (current ratio of 4.76:1) as at December 31, 2001. The cash balance was $617,912 at quarter end as compared to $1,060,817 as at December 31, 2001. The decrease was primarily attributable to an increase in inventory levels.

The Company's non-current liabilities at September 30, 2002 totalled $52,127 and subsequent to quarter end, the operating credit facility was increased from $200,000 to $300,000.

                                                                           F-16
                                             Schedule C:  Management Discussion
                                                                         Page 3

CARMANAH TECHNOLOGIES CORPORATION
For the nine months ended September 30, 2002
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------

Operations:

Addition of Two New Board Members

On May 7, 2002, the Corporation announced the nomination of Trevor Johnstone and Kelly Edmison to the Corporation's Board of Directors. At the company's AGM on June 13, 2002, both new directors were elected to the Board.

Mr. Johnstone holds a Masters of Business Administration from the University of California, Berkeley, along with Chartered Accountant and Certified Public Accountant designations. He is a founder and principal of Tricor Pacific Capital, Inc. ("Tricor"), a private equity investment firm. He participates in all aspects of Tricor's investment activity and is an active director of each of its portfolio companies, namely, Tree Island Industries Ltd., Halsteel, Inc., Industrial Wire Products Corp., AG Growth Industries Inc. and Matrix Packaging Inc. Prior to forming Tricor, he was a principal and acted as Chief Financial Officer of Macluan Capital Corporation. He also spent nineteen years as a practicing public accountant. Mr. Johnstone acts as a director of a number of public and private companies. As both a principal and advisor, he has gained experience in Canadian, US and international transactions. He was Chairman of Pacifica Papers Inc. during its billion-dollar merger with Norske Skog Canada Limited, and now sits on the board of the combined entity. He was instrumental in the formation and creation of Helijet Airways Inc., where he acts as Corporate Secretary and Director.

Kelly Edmison has been active in the Vancouver junior tech market for the past decade. A graduate of the University of Toronto and Queen's University, Mr. Edmison has practiced law for over 20 years. He spent his early career in Calgary and Hong Kong before joining Ladner Downs (now Borden Ladner Gervais) in 1985 where he practiced securities and commercial law until 1995. He then established his own practice focused exclusively on representing Vancouver based junior technology companies. During the past five years, companies represented by Mr. Edmison have closed over forty financings raising aggregate proceeds in excess of $200,000,000. Mr. Edmison has been an officer of a number of high profile venture capital financed companies such as NxtPhase Corporation and Sonigistix Corporation. He has also been a director and/or officer of various public companies listed on the TSX Venture Exchange and / or the Toronto Stock Exchange such as PCS Wireless Inc., eDispatch Wireless Data Inc. and A.L.I. Technologies Inc.

Mr. Edmison is currently President, Chief Executive Officer and a Director of Devon Ventures Corporation ("Devon Ventures"), a merchant-banking firm listed on the TSX Venture Exchange. Devon Ventures has recently purchased 600,000 common shares of Carmanah as a portfolio investment during the period.


Supply Agreement With Canadian Coast Guard

On May 30, 2002, the Corporation announced the signing of a Standing Offer Agreement (SOA) with the Canadian Coast Guard. The SOA sets the terms for future sales of Carmanah's solar-powered LED aids to navigation lights to the Coast Guard for all regions. The agreement approves purchase orders of up to $100,000 each. Through its east coast distributor, Go Deep International, Carmanah has already supplied approximately $200,000 worth of lights since the deal took effect on April 3, 2002.

The marine industry is the first and most successful application for Carmanah's platform solar powered LED technology. This niche has given the Corporation an average 80% growth over the last three years and the growth is anticipated to continue.

                                                                           F-17
                                             Schedule C:  Management Discussion
                                                                         Page 4

CARMANAH TECHNOLOGIES CORPORATION
For the nine months ended September 30, 2002
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------

Berlin And Frankfurt Stock Exchanges

On June 27, 2002, the Corporation announced that it had been accepted and listed for trading on the Berlin and Frankfurt Stock Exchanges. It is anticipated that the new Berlin and Frankfurt listings will not only facilitate investment in Carmanah by European investors but also create further liquidity and increased awareness of the Corporation.


Product Orders For Hong Kong Harbour

On July 9, 2002, the Corporation announced that the Marine Department of the Hong Kong Special Administrative Region (HKSAR) had approved an initial installation of approximately $50,000 of Carmanah solar-powered LED marine navigation lights.

The HKSAR is in the process of upgrading its aids to navigation throughout the Hong Kong Port. Carmanah's lights will be installed, operational and fully tested by August 30, 2002. The organization had expressed that they will replace all current low range (up to 3 nautical miles) lighting with Carmanah's products once the performance and reliability of these initial units are proven. Carmanah lights represent significant cost savings over competitive lighting technologies.

This order into Hong Kong represents a significant step forward for Carmanah's sales efforts into Asia. The HKSAR's desire to upgrade the technology of its aids to navigation, mooring buoys and bridge hazard marker lights provides Carmanah with a significant opportunity to become a preferred supplier.


U.S. Coast Guard Approves Solar LED Marine Lighting

On August 20, 2002 the Corporation announced that its 700 Series solar-powered LED marine lights have been officially approved for use on United States Coast Guard (USCG) aids to navigation. This approval was released by the Commandant for the USCG through Notice 16500 - issued on July 30, 2002 and entitled "Equipment for Discrepancy Buoy/Small Lighted Buoy Applications".

This approval adds third-party credibility to Carmanah's products by one of the world's most sophisticated and respected marine authorities. The USCG has been testing versions of the 700 Series since the original design was built in 1999 under USCG contract. This endorsement is expected to have a significant impact on the success of the Corporation's international marine sales program.


Solar-Powered Illuminated Transit Stop

On September 19, 2002 the Corporation announced the release of i-STOP(TM), North America's first solar-powered, LED-illuminated transit stop for the mass transit industry.

Information, illumination, and intelligence. The i-STOP(TM) incorporates (1) a patented TranSignal(tm) flashing beacon to notify an oncoming bus that a stop is requested, (2) a security down-light so waiting bus passengers don't have to stand in darkness, and (3) an on-demand illuminated schedule allowing timetable readability from dusk till dawn. i-STOP(TM) is completely modular, enabling transit authorities to select the features that meet their current requirements / budget, with the ability to upgrade at any point in the future.

                                                                           F-18
                                             Schedule C:  Management Discussion
                                                                         Page 5

CARMANAH TECHNOLOGIES CORPORATION
For the nine months ended September 30, 2002
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------



With no digging, wiring, or electrical connections required, the i-STOP(TM) installs on all conventional transit stop signposts in minutes. It is maintenance-free for up to five years with zero operating costs and uses a "renewable energy" solar-powered battery system that will charge even on overcast or foggy days. The i-STOP(TM) uses high-intensity LEDs (light emitting diodes) for all of its lighting features, ensuring long life and no servicing. The i-STOP(TM) is a rugged, vandal-resistant, self-contained unit built to ISO 9001 standards.

The number one initiative for most transit agencies in North America is to increase ridership. The i-STOP(TM) supports their efforts by providing riders with an improved transit experience. The i-STOP(TM) provides a hi-tech, no-maintenance customer enhancement solution that is cost-effective and low risk - because it uses our proven solar-powered LED technology.

On September 23, 2002 the Corporation unveiled i-STOP(TM) to the multibillion dollar worldwide transit market at the American Public Transportation Association (APTA) Exposition in Las Vegas, Nevada, USA.

i-STOP(TM) uses solar power as an alternative energy source to operate autonomously for up to 5 years, at which point only the battery pack is replaced (and the old pack is recycled). Carmanah's proprietary edge-lit LED illumination is shock-proof, lasts for up to 100,000 hours of operation, and draws only one-tenth of the power of incandescent lighting. The entire system can be installed in minutes with no digging, wiring or external electrical connections; hence there are no traffic delays or disruption to the local power source or street aesthetics.

Carmanah has already received orders from numerous transit agencies in US cities including Palm Springs, CA; Medford, OR; Sacramento, CA; Denton, TX; Long Beach, CA; San Bernardino, CA and Arlington, TX, as well as London, England and Carmanah's home base of Victoria, British Columbia. Hundreds of prototypes are planned for trial testing in the U.S. and Europe this year, and Carmanah plans to open new sales offices to accommodate the demand in these regions.

The i-STOP(TM) is protected by US patents 6,013,985 and Canadian patent 2,241,044. Further patents are pending.

"Technology Company Of The Year" Award

On September 23, 2002 the Corporation announced that it was awarded VIATeC's Technology Company of the Year award at a sold-out awards presentation dinner. The award recognizes Carmanah's exceptional growth and productivity in the last year, as well as the Company's commitment to excellence in the field of solar-powered LED technology.

To qualify as a "Company of the Year" award candidate, a technology company must have been in business for a minimum of three years. The organization must demonstrate excellence through innovation, increasing profitability and sound business fundamentals. Also considered is a company's commitment to the technology sector on Vancouver Island and its involvement in the community.
A confidential process is used to validate key performance data.

Solar-Powered Illuminated Transit Stop in London

On September 24, 2002 the Corporation announced that it had been selected for a field trial of 24 solar-powered, LED illuminated transit stops in London, England by London Bus Services.

                                                                           F-19
                                             Schedule C:  Management Discussion
                                                                         Page 6

CARMANAH TECHNOLOGIES CORPORATION
For the nine months ended September 30, 2002
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------

This field trial is a result of a successful 9-month prototype test performed over the winter of 2001. Based on the prototype performance, as well as the Corporation's power management system and rugged construction, Carmanah is now one of only two companies participating in this larger scale program.

While enjoying high demand for its i-STOP(TM) solar-powered, illuminated transit stop in North America, this U.K. field trial order is considered a major step forward for Carmanah's international presence with this technology. Worth an estimated Cdn$15M to $18M, the London Bus Services project would require a system-wide rollout of approximately 12,000 illuminated transit stops over the course of three years. A final supplier decision is scheduled for April, 2003.

To ensure the field trial is successful and to establish a European presence for the company, Carmanah is relocating senior level engineering staff to the UK effective November 2002.


U.S. Under GSA Schedule Program

On September 30, 2002 the Corporation announced that it had been designated as a Federal Supply Contractor for the General Services Administration (GSA) in the United States. Under contract number GS-07F-0513M,

Carmanah will now provide solar-powered LED lights through the GSA Federal Supply Schedule to U.S. federal government agencies.

Carmanah can now supply directly to the U.S. federal government as a pre-approved supplier, which greatly improves the efficiency of the Corporation's sales program. Federal agencies such as the US Coast Guard and the US Navy can now place orders directly with Carmanah through the GSA Schedule contract. Since receipt of its Federal Supply Contractor designation on September 4, 2002, Carmanah has sold more than US $180,000 in products off of the GSA Schedule.


About Carmanah Technologies Inc.

Carmanah Technologies Inc., the Corporation's wholly-owned subsidiary, designs, manufactures and supplies patented, proprietary solar-powered LED lighting solutions to the marine, transit, roadway and railway markets. The company has distributors in over 80 countries and now has more than 45,000 units installed worldwide. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For further information, please visit www.carmanah.com.

On Behalf of the Board of Directors
Carmanah Technologies Corporation

" Art Aylesworth "

Art Aylesworth
President

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       Carmanah Technologies Corporation


Date: December 12, 2002                        By: /s/  Peeyush Varshney
                                               -------------------------
                                                Name: " Peeyush Varshney "
                                                Title:  Director